Exhibit 3.1

CERTIFICATE OF AMENDMENT
TO THE
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
BROOKDALE SENIOR LIVING INC.
_________________________________________

Pursuant to Section 242 of the
General Corporation Law of the State of Delaware
_________________________________________

Brookdale Senior Living Inc. (the “Corporation”), a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

1.The Amended and Restated Certificate of Incorporation of the Corporation is hereby amended by deleting Article ELEVEN thereof in its entirety and inserting the following in lieu thereof:

ARTICLE ELEVEN

The number of directors which constitute the whole Board of Directors shall be not less than three (3) or more than nine (9). The exact number of directors which shall constitute the whole Board of Directors shall be determined from time to time by a resolution adopted by a majority of the Board of Directors then in office. Until the election of directors at the 2021 annual meeting of stockholders (the “2021 Annual Meeting”), the directors shall be divided into three classes, designated Class I, Class II and Class III. Each class shall consist, as nearly as may be possible, of one-third of the total number of directors constituting the entire Board of Directors. Each director elected at or prior to the 2018 annual meeting of stockholders shall be elected for a term expiring on the date of the third annual meeting of stockholders following the annual meeting at which the director was elected. Each director elected at the 2019 annual meeting of stockholders shall be elected for a one-year term expiring at the 2020 Annual Meeting. Each director elected at the 2020 annual meeting of stockholders shall be elected for a one-year term expiring at the 2021 Annual Meeting. At the 2021 Annual Meeting and each annual meeting of stockholders thereafter, all directors shall be elected for a one-year term expiring at the next annual meeting of stockholders. Prior to the 2021 Annual Meeting, if the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any additional director of any class elected to fill a vacancy resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class. In no case will a decrease in the number of directors shorten the term of any incumbent director. Directors need not be stockholders. Except as otherwise provided in the Bylaws, the directors shall be elected at the annual meeting of the stockholders, and each director elected shall hold office until the annual meeting of stockholders at which that director’s term expires and until such director’s successor is duly elected and qualified, or until such director’s death or retirement or until such director resigns or is removed in the manner hereinafter provided. Directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy and entitled to vote on the election of directors at any annual or special meeting of stockholders. Such election shall be by written ballot. Any director or the whole Board of Directors may be removed from office at any time with the affirmative vote of the holders of a majority of the voting power of the then issued and outstanding Voting Shares: (i) but, until the 2021 Annual Meeting, only for cause, and (ii) beginning at the 2021 Annual Meeting, with or without cause.

2.The foregoing amendment was duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, Brookdale Senior Living Inc. has caused this Certificate to be duly executed in its corporate name this 29th day of October, 2019.

BROOKDALE SENIOR LIVING INC.

By:     /s/ Chad C. White
Name:     Chad C. White
Title:     Executive Vice President, General Counsel                             and Secretary

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